EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Mississippi Chemical Corporation

We consent to the incorporation by reference in registration statements nos. 333-32869, 33-46735, 33-46734 and 33-30058 of Terra Industries Inc. and subsidiaries on Forms S-8 and registration statements nos. 333-68766, 2-90808, 2-84876 and 2-84669 on Form S-3 of Terra Industries Inc. and subsidiaries of our report dated September 3, 2004, with respect to the consolidated balance sheets of Mississippi Chemical Corporation and subsidiaries as of June 30, 2004 and 2003, and the related statements of operations, shareholders’ (deficit) equity and cash flows for each of the years in the three-year period ended June 30, 2004, which report appears in the Form 8-K of Terra Industries Inc. dated October 6, 2004.

Our report dated September 3, 2004, contains an explanatory paragraph that states that the Company’s recurring losses and insufficient liquidity has resulted in Mississippi Chemical Corporation and nine of its subsidiaries filing voluntary petitions to reorganize under Chapter 11 of the United States Bankruptcy Code on May 15, 2003. On July 1, 2004, the Company obtained replacement debtor-in-possession financing (see note 7 of the Company’s 2004 consolidated financial statements), and on September 2, 2004, the Company filed an amended plan of reorganization with the U.S. Bankruptcy Court; however, there can be no assurance that this replacement debtor-in-possession financing will be adequate to meet the Company’s cash flow requirements or that the Company’s plan of reorganization will be approved or confirmed by the Bankruptcy Court or other interested parties. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/    KPMG LLP

Jackson, Mississippi

October 1, 2004